Heidi Weitzer

www.heidiweitzer.com

EXPERIENCE

POSITION	TITLE & MEDIA	PLATFORM	YEAR
Director/Writer	*Anastasia and Her Five Husbands* (short)	TBD	2020
Production Coordinator	*The Years Go By (short)*	Quibi	2020
Production Coordinator	*Red Nose Day (commercial)*	Walgreens National Commercial	2020
Co-Director	*Two Windows (three shorts)*	NYC Web Fest	2020
Director/Producer	*Hot Topics (4 episode series)*	Youtube	2019
Director/Writer	*Emma Speaks (short)*	TBD	2019
Craft Services	*Okay +* (short)	TBD	2019
Craft Services	*Yoga Girl* (short)	TBD	2019
Director/Writer	*MEAT* (short)	Show & Tell	2019
Craft Services	*The Hater* (feature film)	TBD	2019
Director/Writer/EP	*Darcy on House Arrest* (6 ep series)	Chicago Comedy Film Fest (nom best series) Portland Comedy Film Fest (nom best series) NYC Web Fest (winner, best director)	2019
Craft Services	*Girl Callin'* (short)	Refinery29	2019
Post Prod. Coordinator	*Under the Influencer* (short)	TBD	2019
Writer/Producer	*Discrete HR* (short)	TBD	2019
Director/Writer/EP	*Back to Jones* (2 episodes in series)	TBD	2018
Assistant Director	*Last Date* (short)	AT&T SHAPE Create-a-thon LA	2018
Production Assistant	*Dicky and Flo* (short)	LA Comedy Fest	2017
Writer/EP	*Hot Air* (8 ep web series)	Minne Mini Fest	2018
Producer	*Rule 62* (proof of concept 1/2 hr pilot)	ArchLight Cinemas Chicago	2018
Assistant Director	*Uncertainship* (short)	TCL Chinese Theatre	2017
Production Assistant	*Sitting Shiva* (short)	ArchLight Cinemas Chicago	2017
Production Assistant	*The Most Important Thing* (short)	ArchLight Cinemas Chicago	2017
Director/Writer	*Zorp's Revenge* (short)	Vimeo	2017
Director/Writer	*U-Kill-Me* (short)	Vimeo	2017
Co-Director/Co-Writer	*CUNTS* (1/2 hr pilot)	Vimeo	2017
Director/Writer	*The Lens* (short)	Youtube	2016
Director/Writer/Producer	*Bedmates* (1/2 hr pilot)	NYC Shorts Fest	2015
Director	Mad Men: Fan Edition (short)	AMC	2013
Director/Writer	Bugs: A Love Story (short)	Youtube	2014
Director/Writer	*Farce Time Continuum* (play)	Second City Chicago	2013
Director/Writer	*Dammit, Janet: Remix* (play)	Stage 773 Sketchfest	2013
Director/Writer	*Dammit, Janet* (play)	Second City Chicago	2013
Director/Writer	*Best/Worst Holiday Party* (play)	iO Chicago	2013
Writer	*Where'd All the Gender Rolls Go?* (play)	Second City Chicago	2013

Austin Film Festival Script Reader — 2018

• Read screenplays, television pilots and shorts. Rank, provide coverage analysis and ways to improve

Dichotomy Creative Group Writer — 2018

• Pitch and write scripts and treatments for digital shorts with an expansion to TV/Film

Nashville Film Festival Script Reader — 2018
• Read screenplays, television pilots and shorts. Rank, provide coverage analysis and ways to improve

Marriott International — 2010 to 2018
Account Executive - 2012-2018
• Client facing, created marketing materials and campaigns, strategized cost savings, managed multiple associates
Resort Sales Manager - 2010-2012
• Negotiated and executived group contracts, managed client relationships and expectations for 43 Florida Resorts

Marco Polo Advertising Account Executive — 2009 to 2010
• Client facing. Developed advertising campaigns (television, radio, social media, interactive, branding, logos and web)

Executive Assistant - University of Minnesota — 2006 to 2009
• Lead executive assistant for John Chipman, Regent Economic Professor at the University of Minnesota
• Typed hand written and recorded notes to online word documents, managed schedule, assisted with travel, expenses, finances, book development deals, liaison between John and the university. Oversaw 3 admin assistants

Office Manager - Project Legos — 2008 to 2010
• Greeted customers, managed schedules, covered phones, oversaw office expenses, payroll, logistics

SCRIPT ACCOLADES

	YEAR
My Divorce Party (screenplay) • Optioned, production is scheduled to begin in February of 2021	2020
MARTHA (screenplay) • Trending top three script on the blcklst.com	2020
Puck Wild (half hour pilot) • LA Comedy Fest Original Pilot Winner	2018
The Cost of Doing Business (screenplay) • Optioned in 2018/Stowe Story Labs Project Fellow/Final Draft Big Break Semi-Finalist	2018
Cheese Curd Dynasty (half hour pilot) • Sundance New Voices Finalist/Austin Film Festival Second Rounder	2018
Who Killed Thelma? (half hour pilot) • Breakthrough Reading Series Script	2018
The Margin of Pride (screenplay) • Optioned in 2020/Screencraft quarterfinalist/Shore Scripts quarterfinalist/ AFF 2nd rounder/top rated script on the blcklst.com for May & June of 2016, received three 8's and two 9's	2016
The Hunted (hour pilot) • Austin Film Festival Second Rounder	2015
Parks and Rec (half hour spec) • Austin Film Festival Second Rounder	2014

EDUCATION

UCB - Los Angeles, CA — June 2018
The Harold Ramis Film School at The Second City, Chicago, IL — December 2017
The Second City Writing & Improv programs, Chicago, IL — December 2015
University of Minnesota - B.A. in Journalism & Mass Communications — May 2009

SKILLS

OFFICE
• Managed teams of up to 35 people with 5 direct reports
• Adobe Suites (InDesign, Photoshop, Premiere, Acrobat)
• Microsoft Office
• One Note
• G Suite

OFFICE
• Final Draft
• Salesforce.com
• Concur travel
• Scenchronize

ON SET
• Director
• Assistant Director
• 2nd Assistant Director
• Craft Services
• Producer
• Production Coordinator
• Prop Master
• Production Assistant